OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

Oct. 30, 2024

REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

A. ☐ Comptroller of the Currency

B. ☒ Board of Governors of the Federal Reserve System

C. ☐ Federal Deposit Insurance Corporation

D. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker

B. ☒ Government Securities Dealer

C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☒ Notice

B. ☐ Amendment

24007852

4. A. Full name of the financial institution **Credit Agricole Corporate and Investment Bank**

B. Address of principal office of financial institution:

12 PLACE DES ETATS-UNIS - CS 70052
Address

MONTROUGE CEDEX   ▼   **92547**
City   State   Zip Code

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

1301 AVENUE OF THE AMERICAS
Address

NEW YORK   **NY** ▼   **10019**
City   State   Zip Code

D. Mailing address if different from (B) or (C):

_____
Address

_____   ▼   _____
City   State   Zip Code

E. Name, title, and telephone number of contact person with respect to this notice:

MAY YU   **Compliance Generalist**   **212-261-3206**
Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☐ Yes   B. ☒ No

(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
		▼		
		▼		
		▼		
		▼		

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Please refer to attached list

Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title

GFIN-4s have been previously filed

Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

May Yu

Name (First, Middle, Last)

Compliance Generalist

Title

YU, May
Digitally signed by YU, May
Date: 2024.10.18 14:54:11 -04'00'

10/18/2024

Signature   Date

Credit Agricole Corporate and Investment Bank		
Form G-FIN Section 6 Addendum		**10/18/2024**
#	**LAST/FIRST NAME**	**TITLE**
1	Ambrosi, Francis	Managing Director
2	Benichou, Florent	Managing Director
3	Birchenough, Jack	Analyst
4	Bleu, Roland	Director
5	Burkat, David	Director
6	Chapis, Jason	Analyst
7	Cui, Haoting	Analyst
8	Darsses, Jean	Director
9	Droge, Brendan	Director
10	Earnhardt, Madison	Associate
11	Fabrizi, Christine	Analyst
12	Fan, Jinghua	Managing Director
13	Feketie, John (Jack)	Vice President
14	Galindo, Carlos	Managing Director
15	Gartlan, Fergal	Director
16	Gaur, Giselle	Vice President
17	Gesk, Eric	Vice President
18	Guttman, Gilad	US Analyst
19	Ho, Joseph	Associate
20	Kaplan, Russel	Director
21	Kaplony, Krisztina	Director
22	King, Daniel	Managing Director
23	Lechner, Tatjana	Analyst
24	Leizman, Ryan	Associate
25	Marks, Asher	Vice President
26	McFeely, Heather	Managing Director
27	Nihei, Hirokazu	Director
28	O'Callaghan, John	Managing Director
29	Orczyk, Karen	Managing Director
30	Peltier, Matthew	Vice President

	Credit Agricole Corporate and Investment Bank	
	Form G-FIN Section 6 Addendum	**10/18/2024**
#	**LAST/FIRST NAME**	**TITLE**
31	Prunier, Lionel	Managing Director
32	Rogg, Oskar	Managing Director
33	Sansone, Austin	Associate
34	Siala, Hela	Analyst
35	Smith, Michael	Analyst
36	Tilove, Matthew	Managing Director
37	Valente, Luca	Director
38	Wanecq, Adrien	Vice President
39	Wirth, Mark	Director
40	Zafar, Kashif	Managing Director